Exhibit 99.1

Otonomo to Acquire The Floow, a leader in
connected insurance technology

• Mobile and scoring technology from The Floow combined with OEM-grade connected vehicle data from Otonomo to improve fidelity of insights and predictive analytics for insurers

• Cash and Stock deal valued at up to $69 million, including up to $37.5 million performance-based earnout

HERZLIYA, ISRAEL & SHEFFIELD, U.K., February 28, 2022 - Otonomo Technologies Ltd. (Otonomo) (Nasdaq: OTMO), the mobility intelligence company, announced today that it has entered into a definitive agreement to acquire The Floow, a privately held company headquartered in Sheffield, United Kingdom, in a cash and stock deal valued at approximately $69 million, including a performance based earnout of up to $37.5 million. Under the definitive agreement, the aggregate cash and stock consideration to be paid and issued upon closing is valued at $31.5 million based on a share price of $2.75. Otonomo may issue additional cash and stock of up to $37.5 million dependent upon achievement of certain business performance objectives. The acquisition is subject to approval by U.K. regulators and is expected to close within the second quarter of 2022. The Floow’s preliminary and unaudited revenue was between $6.5 million and $7 million for 2021.

The Floow is a SaaS provider of connected insurance technology for major carriers globally. The combination of vehicle and mobile data from Otonomo and The Floow will be crucial to enabling innovative, usage based and behavioral based insurance products and to move from “detect and repair” to “predict and prevent” models to create safer, greener and smarter driving experiences for policy holders.

Otonomo is building the preeminent mobility intelligence platform for powering the next generation of automotive, fleet, insurance, transportation, and mobility services. Otonomo’s cloud native platform uses artificial intelligence, sensor data and behavioral pattern mapping from more than 50 million accessible connected vehicles and more than 430 million accessible mobility end devices to provide the critical insights needed to optimize vehicle insurance, emergency services, mapping, traffic management, EV management, micro-mobility, predictive maintenance, and dozens of smart city solutions.

Over the last decade, The Floow has built a portfolio of connected insurance clients, alongside strategic partnerships with Munich Re and TransUnion. The Floow’s data refinery platform enables world leading insurance carriers to introduce “connectivity” to their products and differentiate their offerings through a more precise understanding of risk in the context of personalized products and services, improved road safety through driver coaching and timely, accurate roadside assistance.

The combination of the two companies is expected to integrate The Floow’s vehicle insurance tools, built in partnership with insurance companies, with Otonomo’s mobility intelligence platform built on OEM vehicle data. Together, Otonomo and The Floow will offer connected insurance solutions powered by the full spectrum of data sources (OEM, mobile and aftermarket devices), generating insurance-grade scores and user analytics regardless of data origin.

“Together, we believe Otonomo and The Floow will create the opportunity for both OEMs and insurance companies to accelerate the utilization of their data, create new products, improve customer experiences and accelerate business transformation,” said Ben Volkow, CEO of Otonomo. “We are pleased to be joining forces with The Floow’s CEO Aldo Monteforte, a visionary in his field, and the entire team.”

“I could not be prouder to announce we are joining the Otonomo team. This is a big, bold step that brings us closer to our vision of safer and smarter mobility for all,” said The Floow’s CEO Aldo Monteforte. "Our clients and partners, some of the leading insurers of the world, will have access to a significant and unique set of data products, tools and resources to help them compete and thrive in a connected new world ahead.”

“The Floow provides us with the technical underpinnings necessary to create superior, data-driven products,” said Joachim Mathe, Head of Global Consulting at Munich Re. “Otonomo adds considerable data science heft to the Floow’s robust insurtech telematics technology. Their combined offering will strengthen our position for the tidal wave of innovation coming in the auto insurance space.”

“Insurers have recognized telematics as a necessary capability to compete in the auto business,” said Matteo Carbone, founder of the IoT Insurance Observatory. “The future of the industry lies in data-driven and proactive offerings where risk transfer and services are integrated. The combination of Otonomo and The Floow is a smart move. Together, they can provide insurers with a vision and mobility data assets capable of supporting their innovation journey.”

 * * * *

About Otonomo:
Otonomo fuels a data ecosystem of OEMs, fleets, and more than 100 service providers spanning the transportation, mobility, and automotive industries. Our platform securely ingests more than 4 billion data points per day globally from over 50 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it, to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions – taking the guesswork out of mobility and transportation planning, deployment, and operations. Privacy by design and neutrality are at the core of our platform, which enables GDPR, CCPA, and other privacy-regulation-compliant solutions using both personal and aggregate data. Use cases include emergency services, mapping, traffic management, EV management, subscription-based services, micro-mobility, parking, predictive maintenance, insurance, media, in-vehicle services, and dozens of smart city solutions.
More information is available at otonomo.io

Otonomo on Social Media
•                Follow Otonomo on LinkedIn
•                Like Otonomo on Facebook
•                Follow Otonomo on Twitter

For press inquiries, please contact:

Otonomo
Fred Kohout
CMO
fredk@otonomo.io

For investment inquiries, please contact:

MS- IR for Otonomo
Miri Segal
msegal@ms-ir.com

About The Floow
Based in Sheffield, U.K., The Floow is a leading telematics service provider built on the mission to make mobility safer and smarter for everyone.

We do this by delivering Connected Insurance solutions to motor insurers that:

1.	Improve their ability to assess risks through a suite of behavioral scores that are highly predictive of claims propensity and improve risk differentiation compared to traditional risk models.

2.	Reduce operating costs by engaging drivers to help them improve their performance and turning them into partners in risk prevention, preventing fraud and delivering on timely First Notice of Loss.

3.	Collect data from smartphones as well as most other sensing devices in an agnostic fashion.

Over the years, The Floow has been recognized with a number of awards, including the Made in Sheffield Mark, the Prince Michael International Road Safety Awards, the Queen’s Enterprise Award (Innovation) for 2016, the Red Herring 100 in 2017 and the Diamond Award in 2017.

The Floow’s FloowDrive product was named Best Smarter Travel Innovation at the Smarter Travel Awards, The Floow was named winner of the Technology Innovation in the European Usage-based Insurance Industry from Frost & Sullivan in 2018 and Winner of the Insurance Times Tech and Innovation Data Analytics Excellence Award in 2019, and The Floow’s FloowCoach program was named Private Sector Initiative of the Year at the 2020 Young Driver Focus Awards.

For more information please visit: www.thefloow.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Otonomo, the anticipated technological capability of The Floow, the anticipated benefits of the acquisition of the Floow, the amount and timing of synergies from the acquisition of the Floow, the anticipated technological capability of Otonomo, the markets in which Otonomo operates and Otonomo’s projected future financial and operational results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s prospectus filed with the SEC on November 3, 2021, and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

Preliminary Financial Results of The Floow
The preliminary revenue of The Floow included in this release is a preliminary result are on the information available to The Floow at this time. There are material limitations inherent in making estimates of The Floow’s results prior to the completion of its normal financial closing procedures, and its actual revenue may vary from this estimated preliminary result presented in this release due to the completion of The Floow’s financial closing procedures and final adjustments. The estimated preliminary revenue has not been audited or reviewed by the Floow’s independent registered public accounting firm.  Accordingly, you should not place undue reliance on this preliminary data.